Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro announces results for the quarter ended September 30, 2024

Net income grew 6.8% QoQ and 21.3% YoY.

IT Services revenue grew 1.3% QoQ. Margin expands 35 basis points QoQ.

Large Deal Bookings at $1.5 billion, highest in 10 quarters.

Operating cash flows at 132.3% of net income.

EAST BRUNSWICK, N.J. | BANGALORE, India – October 17, 2024: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2024.

Highlights of the Results

Results for the Quarter ended September 30, 2024:

1.	Gross revenue was at ₹223.0 billion ($2,662.6 million1), an increase of 1.5% QoQ and decrease of 1.0% YoY.

2.	IT services segment revenue was at $2,660.1 million, an increase of 1.3% QoQ and decrease of 2.0% YoY.

3.	Non-GAAP[2] constant currency IT Services segment revenue increased 0.6% QoQ and decreased 2.3% YoY.

4.	Total bookings[3] was at $3,561 million. Large deal bookings[4] was at $1,489 million, an increase of 28.8% QoQ and 16.8% YoY in constant currency[2].

5.	IT services operating margin[5] for the quarter was at 16.8%, an increase of 0.3% QoQ and 0.7% YoY.

6.	Net income for the quarter was at ₹32.1 billion ($383.1 million1), an increase of 6.8% QoQ and 21.3% YoY.

7.	Earnings per share for the quarter was at ₹6.14 ($0.071), an increase of 6.8% QoQ and 21.3% YoY.

8.	Operating cash flows of ₹42.7 billion ($509.7 million1), an increase of 10.5% YoY and at 132.3% of Net Income for the quarter.

9.	Voluntary attrition[6] was at 14.5% on a trailing 12-month basis.

10.

Wipro’s Board of Directors recommended issue of bonus shares to shareholders (including stock dividend to ADS holders) in the ratio of 1:1 (1 equity share for every 1 equity share held), subject to approval of shareholders.

Outlook for the Quarter ending December 31, 2024

We expect revenue from our IT Services business segment to be in the range of $2,607 million to $2,660 million*. This translates to sequential guidance of (-) 2.0% to 0.0% in constant currency terms.

*	Outlook for the Quarter ending December 31, 2024, is based on the following exchange rates: GBP/USD at 1.32, Euro/USD at 1.10, AUD/USD at 0.68, USD/INR at 83.65 and CAD/USD at 0.74

Performance for the Quarter ended September 30, 2024

Srini Pallia, CEO and Managing Director, said “Based on strong execution in Q2, we met our expectations for revenue growth, bookings, and margins. We continued to expand our top accounts, large deal bookings surpassed $1 Bn once again, and Capco maintained its momentum for another consecutive quarter. We grew in three out of four markets, as well as, in BFSI, Consumer and Technology and Communications sectors. We will continue to invest in our clients, our strategic priorities, and building a strong AI powered Wipro”

Aparna Iyer, Chief Financial Officer, said “I am pleased with our performance across all parameters including Revenue, Bookings, Operating margin, cash flow and EPS. On the back of operational improvements, we further expanded our margins by 35 basis points and our EPS grew 6.8% QoQ. Our operating cash flow continues to be robust at 132.3% of net income in Q2. As a result, cumulatively in the first half of this year we generated nearly $1B in operating cash flow.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹83.76, as published by the Federal Reserve Board of Governors on September 30, 2024. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2024, was US$1= ₹83.44

2.	Constant currency for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

3.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then—existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer to note 2.

4.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value.

5.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.

6.	Voluntary attrition is in IT Services computed on a quarterly annualised basis and excludes DOP.

Highlights of Strategic Deal Wins

In the second quarter, Wipro continued to win large and strategic deals across industries. Key highlights include:

1.

A US-based health insurance provider has selected Wipro to streamline its operations. By consolidating the client vendor landscape, Wipro will mitigate the risks associated with relying on multiple providers. The Wipro team will leverage its varied expertise to drive efficiency and innovation, optimize costs, as well as provide the tools and expertise to ensure the accuracy, integrity and security of the customer’s data. This project will ensure better care coordination and health outcomes.

2.

A global apparel leader has selected Wipro to enhance its direct-to-consumer strategy and digital footprint. Wipro will transform the client’s IT operations and improve overall product development. Wipro will also deploy artificial intelligence in key areas. The project will drive innovation, optimize operations and create a seamless customer experience across both physical and online platforms.

3.

A US-based health insurance company has selected Wipro to improve its operations. The Wipro team will consolidate the client’s vendor landscape and provide services with innovative solutions & accelerators to improve overall operational efficiency. This work will enhance customer and employee experience as well as ensure smooth service delivery. Wipro’s deep domain knowledge and consultative and innovative approach, as well as its track record of flawless delivery were key factors contributing to this win.

4.

A US-based wholesale food distributor has selected Wipro to reimagine its business operations. Leveraging AI and process transformation tools, Wipro will create a centralized system across key support functions including Human Resources, Financial Planning & Analysis and Data Management. This will help the client enhance efficiency, standardize processes, and achieve cost-effectiveness across its organization.

5.

A US-based Free Space Optics Communications pioneer has selected Wipro to engineer their next-generation product & provide global operations and manufacturing support. Wipro will deliver integrated services across hardware, manufacturing, and operational support. Wipro will provide engineering support by leveraging its experience in AI-based silicon and Smart Network Applications, coupled with Field Operations capabilities. This strategic program will deliver enhanced customer experience with high economic value and support the client in rapid product evolution across global markets.

6.

Wipro was selected by an American health insurance provider for a workforce management and business process transformation project. The project incorporates AI capabilities to improve efficiency and reduce operation turn-around time by 20%. Wipro will also upskill and equip associates with advanced AI and data analytics skills, providing value-added services to business stakeholders and end-users.

7.

A US-based independent health solutions and pharmacy benefit company has selected Wipro to implement the “Payer-in-a-box” Medicare Prescription Payment Plan (MPPP360) platform in compliance with the Centre for Medicare & Medicaid Services’ (CMS) guidance. Wipro will help streamline the client’s member opt in/opt out and billing and delinquency processes, seamlessly integrate the new CMS provisions, and simplify prescription cost management for enrolled beneficiaries.

8.

A European automotive manufacturer has selected Wipro to modernize its IT infrastructure. Wipro will centralize the client’s operations to provide a more stable ecosystem. The team will also develop innovative employee experience solutions, as well as vulnerability management and application maintenance services. This project will improve the client’s time-to-market, significantly reduce their technical debt, and future- proof their business.

9.

A UK-based wealth management firm has selected Wipro to provide end-to-end administration service. The team will transform and modernize the client’s technology infrastructure as well as manage their entire middle and back-office functions. This transformation will enable the client to be more agile, drive growth and continue to provide market-leading proposition to its customers.

10.

Following its acquisition by a private equity firm, a France-based leader in digital & consulting services has selected Wipro to re-imagine the Finance & Procurement Services into a digital, agile and cost-efficient organization. The Wipro team will deploy tailored solutions to streamline and automate the client’s Order to Cash, General Accounting, Controlling, Source to Pay and end-to-end Procurement processes. A new dedicated business process outsourcing center will also be created in Spain. This project will deliver a cost reduction of up to 30% and establish an innovation fund, to future- proof the client’s business.

11.

A global financial technology company has selected Wipro to support their growth. The Wipro team will provide talent and technology to enhance the client’s transaction monitoring and customer lifecycle management processes. Wipro will also implement best-in-class AI and automation solutions to optimize operations and increase overall efficiency. This project will enable the client to scale their business while ensuring regulatory compliance.

12.

A global food and drink processing conglomerate has selected Wipro to enhance their delivery quality, governance, and employee experience. Wipro will implement automation technology to reduce manual intervention and monitoring in order to improve service delivery quality. Wipro will also leverage its AI and Gen AI capabilities to support the implementation of AI productivity platforms and an employee Centre of Excellence. From this engagement, the customer will see improved customer satisfaction and increased overall quality of delivery.

13.

A leading Indian private bank has extended its engagement with Wipro to enhance its technology infrastructure and deliver support services for critical ‘Run the Bank’ applications. Aimed at creating a resilient, high-performing, and scalable technology environment, the Wipro team will strengthen end-user services and technology infrastructure, focusing on Cloud, Data and Analytics, and Security. This project will boost operational efficiency and support the bank’s growth ambitions across various functions including Retail, Corporate Banking, Credit, Treasury, and Loans.

14.

A Middle East based manufacturing company has selected Wipro to transform its business forecasting and operational efficiency by integrating Wipro’s Smart Forecast and Working Capital Insights initiatives in their day-to-day functions. Wipro will deploy AI and big data analytics to improve decision-making, revenue optimization, forecasting accuracy, and overall transparency across functions. The combination of Wipro’s initiatives will enhance the client’s predictive abilities, analytics, decision-making, risk mitigation, and capability to realize opportunities.

15.

An American financial services company has selected Wipro to provide in-depth customer analytics and insights. Wipro will implement AI and GenAI-based solutions to provide a unified and comprehensive 360-degree view of client activity to better serve their needs. These insights will also be the basis of recommendations for discount pricing, deposit levels, and trading volumes. Subsequent phases of this project will expand to a strategic AI-powered data lake that encompasses more of the client’s services.

Analyst Recognition

1.	Wipro was positioned as a Leader in the 2024 Gartner® Magic Quadrant™ for Public Cloud IT Transformation Services

2.	Wipro was featured as a Leader in Avasant’s Advanced Network Services 2024 RadarView™

3.	Wipro was designated as a Leader in Everest Group’s Open Banking IT Services PEAK Matrix® Assessment 2024

4.	Wipro was recognized as a Leader in Everest Group’s Salesforce Services PEAK Matrix® Assessment 2024

5.	Wipro was rated as a Leader in Everest Group’s Digital Workplace Services PEAK Matrix® Assessment 2024 – North America & Europe

6.	Wipro was recognized as a Leader in Everest Group’s Healthcare Payer Business Process as a Service (BPaaS) – Solutions PEAK Matrix® Assessment 2024

7.	Wipro was recognized as a Leader in ISG Provider Lens™—Google Cloud Partner Ecosystem 2024 (all quadrants)

8.	Wipro was rated as a Leader in ISG Provider Lens™—Network—Software Defined Solutions and Services 2024 (all quadrants)

9.	Wipro was positioned as a Leader in ISG Provider Lens™—Cybersecurity – Solutions and Services 2024 (multiple quadrants)

10.	Wipro was recognized as a Leader in IDC MarketScape: Worldwide Professional Services Providers for Retailers 2024 Vendor Assessment (Doc # US51168224 Sep 2024)

11.	Wipro was positioned as a Leader in Everest Group’s Lending Services Operations PEAK Matrix® Assessment 2024

Source & Disclaimer: *Gartner, “Magic Quadrant for Public Cloud IT Transformation Services”, Mark Ray, et al, 5 August 2024.

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, and MAGIC QUADRANT is a registered trademark of Gartner, Inc. and/or its affiliates and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein (the “Gartner Content”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this press release, and the opinions expressed in the Gartner Content are subject to change without notice.

IT Products

1.	IT Products segment revenue for the quarter was ₹0.7 billion ($7.9 million1)

2.	IT Products segment results for the quarter were (-) ₹0.2 billion ((-) $2.2 million1)

Please refer to the table on page 13 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 13 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended September 30, 2024, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:00 p.m. Indian Standard Time (9:30 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a webcast and can be accessed at the following link-https://links.ccwebcast.com/?EventId=WIP171024

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our clients, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Contact for Investor Relations		Contact for Media & Press
Dipak Kumar Bohra	Abhishek Jain	Dinesh Joshi
Phone: +91-80-6142 7201	Phone: +91-80-6142 6143	Phone: +91 92052-64001
dipak.bohra@wipro.com	abhishek.jain2@wipro.com	media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, the benefits its customers experience and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2024	As at September 30, 2024
			Convenience translation into US dollar in millions (unaudited)
ASSETS
Goodwill	316,002	319,207	3,811
Intangible assets	32,748	28,195	336
Property, plant and equipment	81,608	78,822	941
Right-of-Use assets	17,955	21,854	261
Financial assets
Derivative assets	25	—	—
Investments	21,629	31,385	375
Trade receivables	4,045	587	7
Other financial assets	5,550	5,148	61
Investments accounted for using the equity method	1,044	1,008	12
Deferred tax assets	1,817	1,922	23
Non-current tax assets	9,043	7,782	93
Other non-current assets	10,331	7,744	92

Total non-current assets	501,797	503,654	6,012

Inventories	907	1,052	13
Financial assets
Derivative assets	1,333	651	8
Investments	311,171	407,309	4,863
Cash and cash equivalents	96,953	104,592	1,249
Trade receivables	115,477	112,655	1,345
Unbilled receivables	58,345	64,776	773
Other financial assets	10,536	8,973	107
Contract assets	19,854	17,788	212
Current tax assets	6,484	6,086	73
Other current assets	29,602	32,561	389

Total current assets	650,662	756,443	9,032

TOTAL ASSETS	1,152,459	1,260,097	15,044

EQUITY
Share capital	10,450	10,463	125
Share premium	3,291	6,000	72
Retained earnings	630,936	693,688	8,282
Share-based payment reserve	6,384	6,315	75
Special Economic Zone re-investment reserve	42,129	41,497	495
Other components of equity	56,693	60,380	721

Equity attributable to the equity holders of the Company	749,883	818,343	9,770
Non-controlling interests	1,340	1,798	21

TOTAL EQUITY	751,223	820,141	9,791

LIABILITIES
Financial liabilities
Loans and borrowings	62,300	62,653	748
Lease liabilities	13,962	18,965	226
Derivative liabilities	4	1	^
Other financial liabilities	4,985	5,862	70
Deferred tax liabilities	17,467	16,625	198
Non-current tax liabilities	37,090	40,122	479
Other non-current liabilities	12,970	14,823	177

Total non-current liabilities	148,778	159,051	1,898

Financial liabilities
Loans, borrowings and bank overdrafts	79,166	103,157	1,232
Lease liabilities	9,221	8,047	96
Derivative liabilities	558	1,064	13
Trade payables and accrued expenses	88,566	82,810	989
Other financial liabilities	2,272	2,976	36
Contract liabilities	17,653	18,439	220
Current tax liabilities	21,756	30,599	365
Other current liabilities	31,295	32,004	382
Provisions	1,971	1,809	22

Total current liabilities	252,458	280,905	3,355

TOTAL LIABILITIES	401,236	439,956	5,253

TOTAL EQUITY AND LIABILITIES	1,152,459	1,260,097	15,044

^ Value is less than 0.5

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2023	2024	2024	2023	2024	2024
			Convenience translation into US dollar in millions (unaudited)			Convenience translation into US dollar in millions (unaudited))
Revenues	225,159	223,016	2,663	453,469	442,654	5,285
Cost of revenues	(159,191)	(155,049)	(1,851)	(320,452)	(308,355)	(3,681)

Gross profit	65,968	67,967	812	133,017	134,299	1,604
Selling and marketing expenses	(18,767)	(17,388)	(207)	(35,351)	(33,232)	(397)
General and administrative expenses	(14,124)	(13,034)	(156)	(30,011)	(27,247)	(325)
Foreign exchange gains/(losses), net	268	(396)	(5)	206	(602)	(7)

Results from operating activities	33,345	37,149	444	67,861	73,218	875
Finance expenses	(3,033)	(3,569)	(43)	(6,119)	(6,857)	(82)
Finance and other income	4,810	9,195	110	11,352	16,675	199
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	(30)	3	^	(27)	(42)	(1)

Profit before tax	35,092	42,778	511	73,067	82,994	991
Income tax expense	(8,419)	(10,512)	(126)	(17,534)	(20,362)	(243)

Profit for the period	26,673	32,266	385	55,533	62,632	748

Profit attributable to:
Equity holders of the Company	26,463	32,088	383	55,164	62,120	742
Non-controlling interests	210	178	2	369	512	6

Profit for the period	26,673	32,266	385	55,533	62,632	748

Earnings per equity share:
Attributable to equity holders of the Company
Basic	5.06	6.14	0.07	10.30	11.89	0.14
Diluted	5.04	6.12	0.07	10.27	11.85	0.14
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,232,867,366	5,226,755,635	5,226,755,635	5,357,394,940	5,226,444,619	5,226,444,619
Diluted	5,245,641,198	5,241,078,937	5,241,078,937	5,370,078,563	5,239,886,408	5,239,886,408
^ Value is less than 0.5

Information on reportable segments for the three months ended September 30, 2024, June 30, 2024, September 30, 2023, six months ended September 30, 2024, September 30, 2023, and year ended March 31, 2024 are as follows:

	Three months ended			Six months ended		Year ended
Particulars	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	March 31, 2024
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	68,393	67,700	66,813	136,093	132,420	268,230
Americas 2	67,932	67,338	66,914	135,270	135,217	269,482
Europe	61,821	60,422	63,976	122,243	131,110	253,927
APMEA	23,811	23,503	26,255	47,314	52,765	102,177

Total of IT Services	221,957	218,963	223,958	440,920	451,512	893,816
IT Products	663	469	1,469	1,132	2,163	4,127

Total segment revenue	222,620	219,432	225,427	442,052	453,675	897,943

Segment result
IT Services
Americas 1	13,338	13,687	15,287	27,025	28,824	59,364
Americas 2	15,005	15,533	14,023	30,538	28,192	59,163
Europe	7,821	5,873	7,547	13,694	17,515	33,354
APMEA	3,070	2,441	2,985	5,511	5,785	12,619
Unallocated	(1,912)	(1,477)	(3,784)	(3,389)	(7,741)	(20,304)

Total of IT Services	37,322	36,057	36,058	73,379	72,575	144,196
IT Products	(183)	(47)	(467)	(230)	(628)	(371)
Reconciling Items	10	59	(2,246)	69	(4,086)	(7,726)

Total segment result	37,149	36,069	33,345	73,218	67,861	136,099

Finance expenses	(3,569)	(3,288)	(3,033)	(6,857)	(6,119)	(12,552)
Finance and other income	9,195	7,480	4,810	16,675	11,352	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	3	(45)	(30)	(42)	(27)	(233)

Profit before tax	42,778	40,216	35,092	82,994	73,067	147,210

Additional Information:

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communications, media and information services, Software and gaming, New age technology, Consumer goods, medical devices and life sciences, Healthcare, and Technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and financial services, Energy, Manufacturing and resources, Capital markets and insurance, and Hi-tech.

Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe.

APMEA consists of Australia and New Zealand, India, Middle East, South-East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

Reconciliation of selected GAAP measures to Non-GAAP measures

1.	Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended September 30, 2024
IT Services Revenue as per IFRS	$2,660.1
Effect of Foreign currency exchange movement	($18.0)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,642.0

Three Months ended September 30, 2024
IT Services Revenue as per IFRS	$2,660.1
Effect of Foreign currency exchange movement	($10.1)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,650.0

2.	Reconciliation of Free Cash Flow for three months and six months ended September 30, 2024

	Amount in INR Mn	Amount in INR Mn
	Three
	months ended	Six months ended
	30-Sep-24	30-Sep-24
Net Income for the period [A]	32,266	62,632
Computation of Free Cash Flow
Net cash generated from operating activities [B]	42,690	82,649
Add/ (deduct) cash inflow/ (outflow)on:
Purchase of property, plant and equipment	(2,398)	(5,017)
Proceeds from sale of property, plant and equipment	1,423	1,459
Free Cash Flow [C]	41,715	79,091
Operating Cash Flow as percentage of Net Income [B/A]	132.3%	132.0%
Free Cash Flow as percentage of Net Income [C/A]	129.3%	126.3%